AJ Robbins CPA, LLC
Certified Public Accountant

CONSENT OF INDEPENDENT ACCOUNTANT

I hereby consent to the inclusion of my Auditors’ Report, dated April 14, 2017, except for note 9 which is April 28, 2017, on the financial statements of Doyen Elements, Inc. (formerly Advantameds Solutions USA Fund I Inc.) for the years ended December 31, 2015 and 2016 in the Offering Circular pursuant to Tier II of Regulation A of the Securities Act. We also consent to application of such report to the financial information in the in the Offering Circular, when such financial information is read in conjunction with the financial statements referred to in our report.

Denver, Colorado
August 15, 2017

aj@ajrobbins.com

3773 Cherry Creek North Drive, Suite 575 East, Denver, Colorado 80209

(B)303-331-6190 (M)720-339-5566 (F)303-845-9078